Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264427

Prospectus Supplement No. 4

(to Prospectus dated July 22, 2022)

Fast Radius, Inc.

Up to 83,205,293 Shares of Common Stock

Up to 6,891,667 Warrants

This prospectus supplement updates, amends and supplements the prospectus, dated July 22, 2022 (the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration No. 333-264427). This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K that we filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2022, which is set forth below.

The Prospectus and this prospectus supplement relate to the sale of up to 83,205,293 shares of our common stock (“Common Stock”) and the sale of up to 6,891,667 warrants to purchase shares of our Common Stock (“Warrants”), in each case which may be resold from time to time by the selling securityholders identified in the Prospectus. We are not selling any Common Stock or Warrants under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares of Common Stock or Warrants by the selling securityholders, except with respect to amounts received by us upon the exercise of the Warrants or options.

This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus, including any supplements or amendments thereto.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. This prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.

Our Common Stock and public Warrants are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “FSRD” and “FSRDW”, respectively. On November 11, 2022, the last reported sales price of our Common Stock was $0.24 per share and the last reported sales price of our public Warrants was $0.02 per public Warrant. On November 9, 2022, we received written notice from the staff of Nasdaq notifying us that it had determined that our Common Stock and Warrants (the “Securities”) will be delisted from Nasdaq. Trading of the Securities will be suspended at the opening of business on November 18, 2022 and a Form 25-NSE will be filed with the SEC, which will remove the Securities from listing on Nasdaq. The Securities are expected to begin trading on the OTC Pink Marketplace on November 18, 2022.

In reviewing this prospectus supplement, you should carefully consider the matters described under the heading “Risk Factors” in the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 09, 2022

Fast Radius, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40032	85-3692788
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

113 N. May Street
Chicago, Illinois		60607
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (312) 319-1060

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	FSRD	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	FSRDW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on November 7, 2022, Fast Radius, Inc. (“Fast Radius” or the “Company”), together with its subsidiaries, filed voluntary petitions (collectively, the “Bankruptcy Petitions”) under Chapter 11 of Title 11 of the United States Code. The filing was made in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Chapter 11 proceedings are being jointly administered under the caption In re Fast Radius, Inc., et al., Case No. 22-11051 (the “Chapter 11 Cases”).

On November 9, 2022, the Company received written notice (the “Delisting Notice”) from the staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, as a result of the Bankruptcy Petitions and in accordance with Nasdaq Listing Rules 5101, 5110(b) and IM-5101-1, the staff of Nasdaq had determined that the Company’s common stock and warrants to purchase common stock (the “Securities”) will be delisted from Nasdaq. In addition, as previously disclosed, on June 9, 2022, the Company received written notice (the “Bid Price Notice”) from Nasdaq notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. In the Delisting Notice, the staff of Nasdaq referenced concerns about the Company’s ability to sustain compliance with all requirements for continued listing on Nasdaq, specifically referencing that certain Bid Price Notice.

Trading of the Securities will be suspended at the opening of business on November 18, 2022 and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Securities from listing on Nasdaq. As a result, the Securities are expected to begin trading exclusively on the over-the-counter (“OTC”) market on November 18, 2022. On the OTC market, shares of the Company’s common stock and warrants, which previously traded on the Nasdaq under the symbols FSRD and FSRDW, respectively, are expected to trade under the symbols FSRDQ and FSRDWQ, respectively.

Cautionary Statements Regarding Trading in Fast Radius’ Securities

Fast Radius anticipates that its common stock and warrants will be delisted from the Nasdaq Stock Exchange and will be eligible to be quoted on the OTC Pink Sheets. No assurance, however, can be made that trading in Fast Radius’ common stock and warrants on the OTC Pink Sheets will commence or be maintained. Fast Radius’ securityholders are cautioned that trading in Fast Radius’ securities during the pendency of the Chapter 11 Cases will be highly speculative and will pose substantial risks. Trading prices for Fast Radius’ securities may bear little or no relationship to the actual recovery, if any, by holders thereof in the Chapter 11 Cases. Assuming Fast Radius is able to successfully complete an auction process, Fast Radius anticipates that it will deregister its common stock and warrants under the Exchange Act. Accordingly, Fast Radius urges extreme caution with respect to existing and future investments in its securities.

Cautionary Note Regarding Forward-Looking Statements

This current report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “scales,” “representative of,” “valuation,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this current report on Form 8-K, including but not limited to: (i) the Company’s ability to obtain timely approval of the Bankruptcy Court with respect to motions filed in the Chapter 11 Cases; (ii) objections to the pleadings filed that could protract the Chapter 11 Cases; (iii) the Bankruptcy Court’s rulings in the Chapter 11 Cases, including the outcome of the Chapter 11 Cases generally; (iv) the Company’s ability to obtain a timely sale of all of its assets or approval of a plan of reorganization; (v) the length of time that the Company will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Cases; (vi) the Company’s ability to continue to operate its business during the pendency of the Chapter 11 Cases; (vii) employee attrition and the Company’s ability to retain senior management and other key personnel due to the distractions and uncertainties; (viii) the effectiveness of the overall restructuring activities pursuant to the Chapter 11 Cases and any additional strategies the Company may employ to address its liquidity and capital resources; (ix) the actions and decisions of creditors and other third parties that have an interest in the Chapter 11 Cases; (x) increased legal and other professional costs necessary to execute the Company’s restructuring; (xi) the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 Cases; (xii) the trading price and volatility of the Company’s common stock and warrants and the effects of the expected delisting from The Nasdaq Stock Market; (xiii) litigation and other risks inherent in a bankruptcy process; (xiv) the impact of uncertainty regarding the Company’s ability to continue as a going concern on our liquidity and prospects; and (xv) risks related to our ability to secure working capital. The foregoing list of factors is not exhaustive. Additionally, the Chapter 11 Cases may result in holders of the Company’s securities receiving no value for their interests. Because of such a possibility, the value of these securities is highly speculative and may pose substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders thereof in the Chapter 11 Cases. Accordingly, the Company urges extreme caution with respect to existing and future investments in its securities. You should carefully consider the foregoing factors and the other risks and uncertainties more fully described in Fast Radius’ filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2021 and Forms 10-Q for the quarters ended March 31, 2022 and June 30, 2022 and other periodic reports. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Fast Radius assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Fast Radius does not give any assurance that it will achieve its expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fast Radius, Inc.

Date:	November 14, 2022	By:	/s/ Pat McCusker
Pat McCusker President and Interim Chief Financial Officer